UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934

Commission File Number 0-12377

Promistar Financial Corporation
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(Exact name of registrant as specified in its charter)

Promistar Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901
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(814) 532-3801 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $5.00 per share
Preferred Share Purchase Rights
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(Title of each class of securities covered by this Form)

None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Promistar Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 18, 2002	By: /s/ John H. Anderson
Name: John H. Anderson
Title: Chairman and Chief Executive Officer